EXHIBIT 99

                               MOTHERS WORK, INC.

                                                CONTACT: Tom Frank
                                                         Chief Financial Officer
                                                         and VP-Finance
                                                         (215) 873-2200


For Immediate Release


        MOTHERS WORK, INC. ANNOUNCES RESTRUCTURING OF EPISODE(R) DIVISION
                     AND COMPLETION OF NEW CREDIT AGREEMENT

Philadelphia, PA, May 10, 1998 -- Mothers Work, Inc. (NASDAQ:MWRK) today announced that its Board of Directors had instructed management to restructure its Episode(R) non-maternity bridge women's apparel business to eliminate the losses from that business. As an initial step in that process, the company will close or convert to maternity approximately 21 Episode retail locations by June 30, 1998. The majority will be outlet center locations. In connection with these store closings and related actions, the Company will take a charge in the third fiscal quarter of $5.4 million, the cash portion of which is approximately $1.8 million to be paid out through the fourth quarter of fiscal 1998. The Board of Directors has authorized management to retain an advisor to assist in this restructuring.

Mothers Work, Inc., also announced completion of a new $48.0 million financing agreement with Fleet Capital on April 24, 1998. The facility provides for a $44.0 million working capital facility and a $4.0 million "Special Purpose Credit" which supports the company's building mortgage. Terms include interest at 0.25% over Fleet prime, Libor plus 2.25% and a life of three years through April 23, 2001. This facility replaced the company's existing $34.0 million facility that provided $30.0 million of working capital and $4.0 million supporting the company's building mortgage.

Mothers Work is the Real Time Retailer(TM), using its custom TrendTrack(TM) computer systems and quick response replenishment process to "give the customer what she wants, when she wants it." Mothers Work operates 631 locations, including 580 maternity clothing locations and 51 Episode upscale "bridge" women's apparel stores, of which 30 Episode stores will remain in operation after this closure.

 Episode America, a division of Mothers Work, Inc., is licensed to use the EPISODE(R) trademark by Episode USA, Inc.